787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 6, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Kathryn M. Sabo, Esq.

Re:	SunAmerica Series Trust (the “Registrant”)
Securities Act File No. 33-52742
Investment Company Act File No. 811-7238

Dear Ms. Sabo:

This letter responds to supplemental comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission to the undersigned by telephone on April 26, 2016 in connection with letters filed by the Registrant on April 22, 2016 with respect to Staff comments received on Post-Effective Amendment No. 83 (“Response Letter No. 1”) and Post-Effective Amendment No. 84 (“Response Letter No. 2” and together with Response Letter No. 1, the “Response Letters”) to the Registrant’s Registration Statement.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendments or the Response Letters.

I.	RESPONSE LETTER NO. 1

Comment 1:	With respect to Comment No. 11 in Response Letter No. 1, please reconsider adding additional risk disclosure suggested by the Staff regarding PIK bonds (e.g., “The higher yield and interest rates on PIK securities reflects a payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans. PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. PIK interest has the effect of generating investment income and increasing the incentive fees payable at a

Kathryn M. Sabo, Esq.

May 6, 2016

compounding rate. In addition, the deferral of PIK interest also reduces the loan to value ratio at a compounding rate. PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the Portfolio for these fees.”).

Response 1:

The requested disclosure, as applicable, has been added to the SAI under the subsection captioned “Supplemental Glossary - Zero Coupon Bonds, Step-Coupon Bonds, Deferred Interest Bonds and PIK Bonds” in a filing made pursuant to Rule 497(c) under the 1933 Act. In relevant part, it reads as follows:

“The higher yield and interest rates on PIK bonds reflects a payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans. PIK bonds may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. PIK interest has the effect of increasing the assets under management and, thereby, increasing management fees at a compounding rate. In addition, the deferral of PIK interest also reduces the loan to value ratio at a compounding rate.”

II.	RESPONSE LETTER NO. 2

Comment 2:	With respect to Comment No. 13 in Response Letter No. 2, in the next annual update, please capitalize all defined terms used in the text and capitalize corresponding definitions to let the reader know that the explanation of the terms can be found in the “Glossary.”

Response 2:	The Registrant respectfully declines to make this change. The Registrant submits that its disclosure is written in plain English and contains commonly used and well-understood investment terms. The Registrant, however, has included the “Glossary” in its prospectuses to provide investors with additional information or explanations on the various types of financial instruments in which the Portfolios may invest.

Comment 3:	With respect to Comment No. 36 in Response Letter No. 2, please confirm that the requested change has also been made to the American Funds’ prospectus.

Response 3:	The requested change has been made to the prospectus in a filing made pursuant to Rule 497(c) under the 1933 Act.

Should you have any questions concerning the above, please call the undersigned at 212-728-8037.

Very truly yours,

/s/ Stacey P. Ruiz
Stacey P. Ruiz

Cc:	Kathleen D. Fuentes, Esq., SunAmerica Asset Management, LLC
Christopher J. Tafone, Esq., SunAmerica Asset Management, LLC
Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP